EXHIBIT 99.1

[TELEWEST LOGO]

APRIL 2ND 2002


                  TELEWEST COMMUNICATIONS PLC WELCOMES SALE OF
                              TV TRAVEL GROUP STAKE

Telewest Communications plc ("Telewest") has agreed to dispose of its 37% interest in the ordinary share capital of TV Travel Group Limited ("TV Travel Group") to USA Networks Inc. ("USA Networks") as part of USA Networks agreement to purchase TV Travel Group. The acquisition will be conditional upon, inter alia, approval from the German competition authorities.

The consideration due to Telewest for its interest in TV Travel Group (comprising of ordinary shares, preference shares and loan notes) will be (pound)27.6 million, to be paid in cash. It is Telewest's intention to use the proceeds from the disposal for capital expenditure in relation to its business.

ENQUIRIES:

Telewest:      Jane Hardman       020 7299 5888
Brunswick:     Craig Breheny      020 7404 5959


NOTES TO EDITORS:

TV TRAVEL GROUP owns the TV Travelshop television channel, which was launched by Flextech in 1998. TV Travelshop is one of the largest independent travel agencies in the UK and also has operations in Germany.

TELEWEST BROADBAND, the broadband communications and media group, currently provides multi-channel television, telephone and internet services to more than
1.7 million UK households, and voice and data telecommunications services to over 73,000 business customers. Its content division, Flextech, is the biggest provider of basic channels to the UK pay-TV market and is the BBC's partner in UKTV, which has a portfolio of pay-TV channels, based on the corporation's programming, including UK Gold.